**TABLE OF CONTENTS**

Item 5. Other Events
Item 7. Financial Statements, Pro forma Financial Information and Exhibits
Signatures
EXHIBIT 99.1 PRESS RELEASE

**FORM 8-K**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

July 18, 2001

(Date of report)

# NATIONAL PROCESSING, INC.

(Exact name of registrant as specified in its charter)

| Ohio | 1-11905 | 61-1303983 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 1231 Durrett Lane, Louisville, Kentucky | 40213 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

(502) 315-2000

(Registrant's telephone number, including area code)

Item 5.  Other Events

On July 18, 2001, the Registrant issued a News Release reporting earnings for the quarter ended June 30, 2001.

Reference is made to the News Release, dated July 18, 2001, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.  Financial Statements, Pro forma Financial Information and Exhibits

    (a)      FINANCIAL STATEMENT OF BUSINESS ACQUIRED:   None
    (b)      PRO FORMA FINANCIAL INFORMATION:   None
    (c)      EXHIBITS:
            99.1 News Release, dated July 18, 2001

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.


NATIONAL PROCESSING, INC.
(Registrant)
By: /s/ Carlton E. Langer


Dated:  July 18, 2001


Name:   Carlton E. Langer
Title:  Secretary
